February 21, 2006

Russell Mancuso, Branch Chief	VIA EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission	(202) 772-9218
Mail Stop 60-10
100 F Street N.E.
Washington, D.C. 20549

Re:	Uroplasty, Inc.
Registration Statement on Form SB-2
File No. 333-128313
Dear Mr. Mancuso:
On behalf of Uroplasty, Inc. (the “Company”), we supplementally submit this letter in response to your letter dated December 9, 2005. In this letter, we recite the staff’s comments in bold, italicized type and follow them with the Company response.
General
1.	From your response to prior comment 2, it appears that the warrants may be exercised within one year and were outstanding prior to the filing of the registration statement. Therefore , it is inappropriate to register the exercise of those warrants at this time.

The Company has filed Amendment No. 1 to the Form SB-2 registering the resale of the shares underlying the warrants.

2.	Please expand your response to prior comment 2 to address each of the warrants identified in the fee table. Also revise the fee table to clarify the provision of Rule 457 relied upon and to clarify your registration of the selling shareholder’s securities.

In addition to the 706,218 shares that we addressed in prior comment 2, the Company is registering for resale 100,000 shares of common stock that are issuable upon the exercise of warrants. The Company issued these warrants to CCRI Corporation pursuant to a consulting agreement dated April 1, 2003. CCRI received a warrant to purchase 50,000 shares at a price of 3.00 per share on April 1, 2003 and a warrant to purchase 50,000 shares at a price of $5.00 per share on November 2, 2003.

The Company has revised the fee table.
Certain Relationships and Related Party Transactions, page 50
3.	Please tell us how your Form SB-2 complies with Regulation S-B Items 404 and 701 for the transaction mentioned in your response to prior comment 2.

The Company has provided disclosure that complies with Regulation S-B Items 404 and 701 in Amendment No. 1.
If you have any questions regarding this letter, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.
Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins

cc:	Sam B. Humphries, President and Chief Executive Officer